Exhibit 1

PRESS RELEASE

Syneron Sues Thermage for Patent Infringement

Yokneam, Israel, January 11, 2005 – Syneron Medical Ltd. (NASDAQ:ELOS) today announced that it has filed a patent infringement counterclaim against Thermage, Inc., alleging that Thermage infringes U.S. Patent No. 5,569,242, which Syneron recently acquired. The counterclaim, filed on January 10, 2005, was added to the patent litigation between Thermage and Syneron pending in the Northern District of California.

The ‘242 patent covers methods for controlled contraction of collagen using radiofrequency (RF) energy. It predates each of the patents asserted by Thermage in the lawsuit. Syneron’s counterclaim alleges that the methods performed by Thermage’s ThermaCool infringe the ‘242 patent. Syneron’s counterclaim seeks damages and an injunction enjoining any future infringement by Thermage.

Moshe Mizrahy, CEO of Syneron Medical Ltd. commented, “Syneron is pleased that it had the opportunity to acquire this patent, which we believe is a fundamental patent and enhances our intellectual property position. Syneron will vigorously pursue its infringement claims against Thermage. Syneron also will continue to compete strongly in the marketplace by supplying doctors with its high quality devices based on its proprietary ELOS technology.”

About Syneron Medical Ltd.
Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented ELOS combined-energy technology of Bi-Polar Radio Frequency and Light. The Company’s innovative ELOS technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications, including hair removal, wrinkle reduction, rejuvenating the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Canada, European Headquarters in Germany, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

For more information, please contact Moshe Mizrahy, CEO of Syneron Medical, at Tel. +972 4 909-6200, email: moshem@syneron-med.com.

Syneron and the Syneron logo are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. All other names are the property of their respective owners.

Source: Syneron Medical Ltd.